SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

National Semiconductor Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.50 Par Value Per Share

(Title of Class of Securities)

637640103

(CUSIP Number of Class of Securities (Underlying Common Stock))

Todd M. DuChene, Esq.
Senior Vice President, General Counsel and Secretary

2900 Semiconductor Drive, P.O. Box 58090

Santa Clara, California 95052-8090
(408) 721-5000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Barry A. Bryer, Esq.

Ora T. Fisher, Esq.

Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025

(650) 328-4600

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
N/A	N/A

* Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Form or Registration No.:	N/A

Filing Party:	N/A

Date Filed:	N/A

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached is a written communication (the “Communication”) sent on October 12, 2009 by Edward Sweeney, Senior Vice President - Human Resources, of National Semiconductor Corporation (the “Company” or “National”), to employees holding outstanding options to purchase National Common Stock. The Communication describes the Company’s plans to engage in a one-time stock option exchange program (the “Option Exchange Program”) and includes information about the Option Exchange Program, the retention of BNY Mellon Shareowner Services as exchange agent, tentative timing and an Option Exchange Program Q&A. The Communication does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options.

The Option Exchange Program has not yet commenced.  National will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and related materials when those materials become available, because they will contain important information about the Option Exchange Program.

National stockholders and option holders may obtain the written materials described above and other documents filed by National with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by National with the SEC by directing a written request to: Investor Relations, Mail Stop G2-397, National Semiconductor Corporation, 2900 Semiconductor Drive, P.O. Box 58090, Santa Clara, California 95052-8090.

Item 12. Exhibits.

Exhibit Number	Description

99.1	E-mail communication sent on October 12, 2009 by Edward Sweeney, Senior Vice President - Human Resources, of the Company to employees of the Company holding options to purchase National Common Stock.